GUNDERSON DETTMER STOUGH
VILLENEUVE FRANKLIN & HACHIGIAN, LLP
155 CONSTITUTION DRIVE
MENLO PARK, CALIFORNIA 94025
TELEPHONE: (650) 321-2400 FACSIMILE: (650) 321-2800
August 2, 2007
VIA EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Barbara C. Jacobs
Maryse Mills-Apenteng

Re:	DemandTec, Inc.
Amendment No. 5 to Registration Statement on Form S-1
File No. 333-143248
Dear Ms. Jacobs and Ms. Mills-Apenteng:
DemandTec, Inc. (the “Company”) has electronically transmitted via EDGAR Amendment No. 5 (“Amendment No. 5”) to its Registration Statement on Form S-1 (the “Registration Statement”), together with certain exhibits thereto. Manually executed signature pages have been executed prior to the time of this electronic filing and will be retained by the Company for five years. We have also enclosed with the couriered delivery of this letter (i) three unmarked hard copies of Amendment No. 5 and (ii) three hard copies of Amendment No. 5 which are marked to show changes to Amendment No. 4 to the Registration Statement filed on July 25, 2007.
Please do not hesitate to contact me at (650) 463-5350 if you have any questions or would like additional information regarding this matter.

Very truly yours, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
/s/ Craig M. Schmitz

cc:	David Edgar, Securities and Exchange Commission
Mark Kronforst, Securities and Exchange Commission
Daniel R. Fishback, DemandTec, Inc.
Mark A. Culhane, DemandTec, Inc.
Michael J. McAdam, DemandTec, Inc.
Robert V. Gunderson, Jr., Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Brooks Stough, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Jeffrey R. Vetter, Fenwick & West LLP
Laird H. Simons, III, Fenwick & West LLP
Scott J. Leichtner, Fenwick & West LLP